Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
July 31, 2009

HSBC

PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)



Structured Investments

HSBC USA Inc.
$670,000
Return Enhanced Notes Linked to the iShares® Dow Jones Transportation Average Index Fund, due February 4, 2010

General

- The notes offered will have the terms described herein, in the product supplement, prospectus supplement and prospectus. The notes are not principal protected, and you may lose up to 100% of your initial investment.
- **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Return Enhanced Notes.
- This pricing supplement relates to a single note offering. The purchaser of a note will acquire a security linked to the single reference asset described below.
- Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the related notes.
- Senior unsecured obligations of HSBC USA Inc. maturing February 4, 2010.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)*
Reference Asset:	The iShares® Dow Jones Transportation Average Index Fund ("IYT UP") (the "reference asset")
Upside Participation Rate:	300.00%
Maximum Return:	17.50%
Principal Amount:	$1,000 per note.
Trade Date:	July 31, 2009
Pricing Date:	July 31, 2009
Original Issue Date:	August 5, 2009
Final Valuation Date:	February 1, 2010, subject to adjustment as described in the accompanying product supplement.
Ending Averaging Dates:	January 26, 2010, January 27, 2010, January 28, 2010, January 29, 2010 and February 1, 2010 (the final valuation date), subject to adjustment as described herein and in the accompanying product supplement.
Maturity Date:	3 business days after the final valuation date and is expected to be February 4, 2010. The maturity date is subject to further adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.
Payment at Maturity:	For each note, the cash settlement value.
Cash Settlement Value:	For each note, you will receive a cash payment on the maturity date that is based on the reference return (as described below): If the reference return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of: (i) the product of (a) the principal amount multiplied by (b) the reference return multiplied by the upside participation rate; and (ii) the product of (a) the principal amount multiplied by (b) the maximum return. If the reference return is less than 0.00%, you will lose 1.00% of the principal amount for each percentage point that the reference return is below 0.00%. For example, if the reference return is -30.00%, you will suffer a 30.00% loss and receive 70.00% of the principal amount.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $\frac{\text{final value} - \text{initial value}}{\text{initial value}}$
Initial Value:	$64.29, which was the closing price of one share of the iShares® Dow Jones Transportation Average Index Fund on the pricing date.
Final Value:	The arithmetic average of the official closing price of one share of the iShares® Dow Jones Transportation Average Index Fund on the five ending averaging dates, adjusted by the calculation agent as described under "Adjustments to an ETF" in the accompanying product supplement.
Official Closing Price:	The official closing price of one share of the iShares® Dow Jones Transportation Average Index Fund on any scheduled trading day as determined by the calculation agent.
Calculation Agent:	The Issuer or one of its affiliates.
CUSIP/ISIN:	4042K0YG4 / 4042K0YG48
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 3 of this document, and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this pricing supplement in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.**

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes. J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

	Price to Public	Fees and Commissions[(1)]	Proceeds to Issuer
Per Note	$1,000	$5	$995
Total	$670,000	$3,350	$666,650

[(1)] Certain fiduciary accounts will pay a purchase price of $995 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
July 31, 2009

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset. Although the note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any securities comprising the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this pricing supplement and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

- the prospectus supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive reference return by 300.00%, up to the maximum return on the notes of 17.50%, or a maximum payment at maturity of $1,175 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO PERFORMANCE OF THE ISHARES® DOW JONES TRANSPORTATION AVERAGE INDEX FUND —** The iShares® Dow Jones Transportation Average Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® Dow Jones Transportation Average Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the transportation sector of the U.S. equity market as measured by the Dow Jones Transportation Index. The Dow Jones Transportation Average Index is a price weighted index, sponsored by Dow Jones & Company, Inc., that measures the performance of large, well-known U.S. companies within the transportation industry and includes companies in the following primary groups: airlines, trucking, railroads, air freight, transportation services and industrial services.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the notes as pre-paid forward or other executory contracts with respect to the reference asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as short-term capital gain or loss. For a further discussion of U.S. federal income tax consequences related to the notes, see the section "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the reference asset or any of the component securities of the reference asset. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT –** A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this pricing supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the reference return is positive or negative. Your investment will be fully exposed to any decline in the price of the reference asset as compared to the initial value. **YOU MAY LOSE ALL OF YOUR INVESTMENT**.

- **YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the final value is greater than the initial value, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of 17.50% of the principal amount, regardless of the appreciation in the reference asset, which may be greater than the maximum return and could be significant. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM RETURN**.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THERE ARE RISKS ASSOCIATED WITH THE REFERENCE ASSET** — Although shares of the reference asset are listed for trading on NYSE Arca, Inc. ("NYSE Arca"), there is no assurance that an active trading market will continue for the shares of the reference asset or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisers ("BGFA"), is the reference asset's investment advisor. The reference asset is subject to management risk, which is the risk that BGFA's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the reference asset's assets to be invested in securities not included in its Dow Jones Transportation Average Index but which BGFA believes will help the iShares[®] Dow Jones Transportation Average Index Fund track the Dow Jones Transportation Average Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BGFA. Any of such actions could adversely affect the market price of the shares of the reference asset, and consequently, the value of the notes.

- **TRANSITION OF THE REFERENCE ASSET'S INVESTMENT ADVISOR** – On June 16, 2009, the Board of Directors of Barclays PLC ("Barclays"), the parent company of BGFA, announced that it had accepted an offer from BlackRock, Inc. ("Blackrock") for the purchase of the Barclays Global Investors, N.A. ("BGI") business (the "Transaction"). The Barclays Board has resolved to recommend the offer to shareholders for approval at a general meeting to be held in early August 2009. The Transaction is subject to certain regulatory approvals, as well as other conditions to closing. Under the Investment Company Act of 1940, as amended, completion of the Transaction will cause the automatic termination of the reference asset's current investment advisory agreement with BGFA. In order for the management of the reference asset to continue uninterrupted, the reference asset's Board of Directors or Trustees (the "Board") will be asked to approve a new investment advisory agreement with BGFA. If approved by the Board, the new investment advisory agreement will be submitted to the shareholders of the Underlying for their approval. The failure to obtain such approvals could cause interruptions in the management of the reference asset which could have an adverse effect on the value of the reference asset and consequently on the value of your notes.

- **DIFFERENCES BETWEEN THE ISHARES[®] DOW JONES TRANSPORTATION AVERAGE INDEX FUND AND THE DOW JONES TRANSPORTATION AVERAGE INDEX** — The iShares[®] Dow Jones Transportation Average Index Fund does not fully replicate the Dow Jones Transportation Average Index, may hold securities not included in the Dow Jones Transportation Average Index and will reflect additional transaction costs and fees that are not included in the calculation of the Dow Jones Transportation Average Index, all of which may lead to a lack of correlation between the iShares[®] Dow Jones Transportation Average Index Fund and the Dow Jones Transportation Average Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the iShares[®] Dow Jones Transportation Average Index Fund and the Dow Jones Transportation Average Index. Finally, because the shares of the iShares[®] Dow Jones Transportation

Average Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the iShares® Dow Jones Transportation Average Index Fund may differ from the net asset value per share of the iShares® Dow Jones Transportation Average Index Fund. For all of the foregoing reasons, the performance of the iShares® Dow Jones Transportation Average Index Fund may not correlate with the performance of the Dow Jones Transportation Average Index.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the reference asset would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the reference asset and the value of the notes.

- **THE VALUE OF THE REFERENCE ASSET IS NOT NECESSARILY REPRESENTATIVE OF THE TRANSPORTATION INDUSTRY**— While the shares of common stock held by the reference asset are common stocks of companies generally considered to be involved in various segments of the transportation industry, the underlying shares and therefore the value of the reference asset may not necessarily follow the price movements of the entire transportation industry generally. If the underlying shares decline in value, the value of the reference asset will decline in value even if common stock prices in the transportation industry generally increase in value.

- **THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT CONCENTRATED INDUSTRY** — The reference asset is concentrated in the U.S. transportation industry.   In particular, issuers in the transportation sector can be significantly affected by economic changes, fuel prices, labor relations and insurance costs.   Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a single industry.   An investment in the notes linked to the performance of the reference asset lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of stock prices of companies in the transportation industry would adversely affect the performance of the reference asset and, consequently, the value of the notes.

- **LIMITED ANTIDILUTION PROTECTION** — The calculation agent will adjust the final value and consequently the reference return and the cash settlement value for certain events affecting the underlying shares, such as stock splits and corporate actions. The calculation agent is not required to make an adjustment for every corporate action which affects the underlying shares. If an event occurs that does not require the calculation agent to adjust the amount of the underlying shares, the market price of the notes may be materially and adversely affected. See "Adjustments to an ETF" in the accompanying product supplement for additional information.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the reference asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the reference asset;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the reference asset;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological, regulatory or judicial events that affect the shares held by the reference asset or included in the Dow Jones Transportation Average Index or the markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the reference asset?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the initial value of $64.29, the upside participation rate of 300.00% and the maximum return on the notes of 17.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Value	Reference Return	Total Return
$115.72	80.00%	17.50%
$109.29	70.00%	17.50%
$102.86	60.00%	17.50%
$96.44	50.00%	17.50%
$90.01	40.00%	17.50%
$83.58	30.00%	17.50%
$77.15	20.00%	17.50%
$73.93	15.00%	17.50%
$70.72	10.00%	17.50%
$68.04	5.83%	17.50%
$67.50	5.00%	15.00%
$65.90	2.50%	7.50%
$64.93	1.00%	3.00%
$64.29	**0.00%**	**0.00%**
$61.08	-5.00%	-5.00%
$57.86	-10.00%	-10.00%
$54.65	-15.00%	-15.00%
$51.43	-20.00%	-20.00%
$45.00	-30.00%	-30.00%
$38.57	-40.00%	-40.00%
$32.15	-50.00%	-50.00%
$25.72	-60.00%	-60.00%
$19.29	-70.00%	-70.00%
$12.86	-80.00%	-80.00%
$6.43	-90.00%	-90.00%
$0.00	-100.00%	-100.00%



Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The price of the reference asset increases from the initial value of $64.29 to a final value of $67.50. Because the final value of $67.50 is greater than the initial value of $64.29 and the reference return of 5.00% multiplied by the upside participation rate of 300.00% does not exceed the maximum return of 17.50%, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times [\$1,000 \times (5.00\% \times 300.00\%)] = \$1,150$$

Example 2: The price of the reference asset increases from the initial value of $64.29 to a final value of $70.72. Because the final value of $70.72 is greater than the initial value of $64.29 and the reference return of 10.00% multiplied by the upside participation rate of 300.00% exceeds the maximum return of 17.50%, the investor receives a payment at maturity of $1,175 per $1,000 principal amount note, the maximum payment on the notes, calculated as follows:

$$\$1,000 + [\$1,000 \times 17.50\%] = \$1,175$$

Example 3: The price of the reference asset decreases from the initial value of $64.29 to a final value of $38.57. Because the final value of $38.57 is less than the initial value of $64.29, the reference return of -40.00% is negative and the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -40.00\%) = \$600$$

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the reference asset or any of the securities comprising the underlying index. All disclosures contained in this pricing supplement regarding the reference asset, including its make-up, performance, method of calculation and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset or stocks comprising the reference asset contained in this pricing supplement. You should make your own investigation into the reference asset as well as stocks included in the reference asset.

The iShares® Dow Jones Transportation Average Index Fund

We have derived all information contained in this term sheet regarding the iShares® Dow Jones Transportation Average Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Inc. ("iShares®"), BGI and BGFA. The iShares® Dow Jones Transportation Average Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment advisor to the iShares® Dow Jones Transportation Average Index Fund. The iShares® Dow Jones Transportation Average Index Fund is an exchange traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "IYT:UP." We make no representation or warranty as to the accuracy or completeness of this publicly available information.

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Dow Jones Transportation Average Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's web site at http://www.sec.gov. For additional information regarding iShares®, BGFA and the iShares® Dow Jones Transportation Average Index Fund, please see the Prospectus, dated September 1, 2008. We make no representation or warranty as to the accuracy or completeness of such information.

The iShares® Dow Jones Transportation Average Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the transportation sector of the U.S. equity market as measured by the Dow Jones Transportation Average Index. The iShares® Dow Jones Transportation Average Index Fund generally invests at least 90% of its assets in securities of the Dow Jones Transportation Average Index and depositary receipts representing securities of the Dow Jones Transportation Average Index. The iShares® Dow Jones Transportation Average Index Fund may invest the remainder of its assets in securities not included in its Dow Jones Transportation Average Index but which BGFA believes will help the iShares® Dow Jones Transportation Average Index Fund track the Dow Jones Transportation Average Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BGFA.

Methodology

Investment Objective and Strategy

The reference asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the transportation industry, as represented by the Dow Jones Transportation Average Index. Thus, the reference asset is concentrated in the transportation industry.

The reference asset uses a representative sampling strategy (as described below under "—Representative Sampling") to track the index. In addition, in order to improve its portfolio liquidity and its ability to track the Dow Jones Transportation Average Index, the reference asset may invest up to 10% of its assets in futures contracts, options on futures contracts, other types of options, and swaps related to the index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates.

Representative Sampling

The reference asset pursues a "representative sampling" strategy in attempting to track the performance of the Dow Jones Transportation Average Index, and generally does not hold all of the equity securities included in the reference asset. The reference asset invests in a representative sample of securities in the Dow Jones Transportation Average Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Dow Jones Transportation Average Index.

Correlation

The Dow Jones Transportation Average Index is a theoretical financial calculation, while the reference asset is an actual investment portfolio. The performance of the reference asset and the Dow Jones Transportation Average Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. BGFA expects that, over time, the correlation between the reference assets' performance and that of the Dow Jones Transportation Average Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The reference asset, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in the Dow Jones Transportation Average Index in approximately the same proportions as in the Dow Jones Transportation Average Index.

Industry Concentration Policy

The reference asset concentrates its investments to approximately the same extent that the Dow Jones Transportation Average Index concentrates in the stocks of the transportation industry.

Description of the Dow Jones Transportation Average Index

The Dow Jones Transportation Average Index is a price weighted index, sponsored by Dow Jones & Company, Inc., that measures the performance of large, well-known U.S. companies within the transportation industry. The Dow Jones Transportation Average Index includes companies in the following primary groups: airlines, trucking, railroads, air freight, transportation services and industrial services. As of May 31, 2008, the Dow Jones Transportation Average Index was concentrated in the industrial transportation industry group, which comprised approximately 92% of the market capitalization of the Dow Jones Transportation Average Index.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the reference asset based on the historical closing prices from July 27, 2004 through July 31, 2009. The closing price for the reference asset on July 31, 2009 was $64.29. We obtained the closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final valuation date or any ending averaging date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

Historical Performance of iShares® Dow Jones U.S. Transportation Average Index Fund



Source: Bloomberg

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
10/1/2004	12/31/2004	$68.80	$59.06	$68.45
1/3/2005	3/31/2005	$69.70	$62.20	$66.59
4/1/2005	6/30/2005	$67.03	$60.27	$62.61
7/1/2005	9/30/2005	$68.45	$62.42	$66.79
10/3/2005	12/30/2005	$77.45	$63.81	$75.50
1/3/2006	3/31/2006	$83.04	$72.83	$81.95
4/3/2006	6/30/2006	$89.93	$79.54	$88.52
7/3/2006	9/29/2006	$89.41	$73.80	$80.09
10/2/2006	12/29/2006	$87.82	$78.82	$81.79
1/3/2007	3/30/2007	$93.64	$82.17	$86.21
4/2/2007	6/29/2007	$95.93	$85.80	$91.20
7/2/2007	9/28/2007	$98.18	$80.48	$86.66
10/1/2007	12/31/2007	$90.14	$77.97	$81.25
1/2/2008	3/31/2008	$88.28	$66.95	$85.52
4/1/2008	6/30/2008	$99.09	$85.43	$88.43
7/1/2008	9/30/2008	$95.02	$79.60	$82.71
10/1/2008	12/31/2008	$82.96	$52.54	$63.31
1/2/2009	3/31/2009	$66.86	$38.28	$47.76
4/1/2009	6/30/2009	$61.83	$46.64	$58.20
7/1/2009*	7/31/2009*	$64.29	$53.50	$64.29

* As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through July 31, 2009. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

Supplemental Plan of Distribution
J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee from the Issuer that will not exceed $5.00 per $1,000 face amount of notes. See "Supplemental Plan of Distribution" on page S-51 in the prospectus supplement.